SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D. C. 20549
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                               FORM 12b-25

                      NOTIFICATION OF LATE FILING

(check one):  _____Form 10-K    _____ Form 20-F    _____ Form 11-K


                X        Form 10-Q    _____ Form N-SAR

         For Period Ended:  September 30, 2004

         ___      Transaction Report on Form 10-K

         ___      Transaction Report on Form 20-F

         ___      Transaction Report on Form 11-K

         ___      Transaction Report on Form 10-Q

         ___      Transaction Report on Form N-SAR

For Transaction Period Ended:  ___________

_____________________________________________________________________________

      Read Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
_____________________________________________________________________________

If notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_____________________________________________________________________________

PART 1- REGISTRANT INFORMATION

MERISEL, INC.
Full Name of Registrant


N/A
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Former Name if Applicable


200 Continental Blvd.
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Address of Principal Executive Office (Street and Number)


El Segundo, California  90245
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City, State and Zip Code
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PART II- RULES 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject-quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25
      (c) has been attached, if applicable.

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


PART III- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         President and Chief Executive Officer Timothy N. Jenson has tendered his resignation from all offices and directorships of the Company and its subsidiaries effective November 22, 2004. Mr. Jenson's resignation follows the decision by the Audit Committee of the Company to investigate the sale of assets that had principally comprised the Company's software licensing business, including notes and real property assets, to D&H Services, LLC, as announced by the Company on August 18, 2004.

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PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Allyson Vanderford           310               535-4365
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(Name)                    (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

                 X    Yes          ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      Yes         X  No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              MERISEL, INC.
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               (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   November 15, 2004        /s/ Allyson Vanderford
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                                     Vice President of Finance and Treasurer